ED.

19006275

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Pacific Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Kalmus Drive, Suite H8

(No. and Street)

Costa Mesa	CA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Swolsh

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dave Swolsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Pacific Securities, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1-6 below)
☐ See Statement Below (Lines 1-6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 14th day of February, 2019,
Date *Month* *Year*
by
(1) David Swoish
(and (2) ——————),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

PAM BRASHIER-BROWN
Commission # 2133501
Notary Public - California
Orange County
My Comm. Expires Dec 9, 2019

Signature Pam Brashier-Brown
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** as of 12/31/18

Number of Pages: 2 **Signer(s) Other Than Named Above:** None

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Great Pacific Securities

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Great Pacific Securities as of December 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Great Pacific Securities as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Great Pacific Securities' management. My responsibility is to express an opinion on Great Pacific Securities' financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Great Pacific Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Great Pacific Securities' auditor since 2003.
Tarzana, California
February 14, 2019

GREAT PACIFIC SECURITIES

Statement of Financial Condition
For the Year Ended December 31, 2018

ASSETS

Cash	$	216,718
Accounts Receivable		45,932
Due from Clearing Firm		68,537
Bonds		1,033,969
Secured Demand Notes		8,000,000
Other Assets		17,034
Total Assets	$	9,382,190

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable		135,480
Payroll Taxes		105,120
Accrued Commissions and Salaries		133,291
Other Accrued Expenses		3,113
Subordinated Borrowings (Note 6)		8,000,000
Total Liabilities	$	8,377,004
STOCKHOLDERS' EQUITY		
Common stock, 1,000,000 shares authorized, no par value, 890,000 shares issued and outstanding at stated value of $0.02 per share	$	17,801
Additional Paid in Capital		782,260
Retained Earnings		205,125
Total Stockholders' Equity	$	1,005,186
Total Liabilities and Stockholders' Equity	$	9,382,190

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Income
For the Year Ended December 31, 2018

REVENUES (Note 3)		
Commissions	$	5,778,806
Underwriting		1,773,233
Interest Income		81,261
Other Revenue		34,610
Total Revenues	$	7,667,910
EXPENSES		
Clearing Charges	$	253,121
Commissions		2,300,652
Insurance		95,020
Employee Compensation and Benefits		3,337,698
Interest		399,960
Legal and Professional Fees		57,825
Occupancy (Note 9)		108,451
Pension Plan		318,022
Quotation		231,517
Travel and Entertainment		46,482
Other Operating Expenses		389,488
Total Expenses	$	7,538,236
NET INCOME BEFORE INCOME TAX EXPENSE	$	129,674
LESS: INCOME TAX EXPENSE (Note 7)		800
NET INCOME	$	128,874

GREAT PACIFIC SECURITIES

Statement of Stockholders' Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance, January 1, 2018	$17,801	$ 902,260	$ 76,251	$ 996,312
Dividend		(120,000)		(120,000)
Net income			128,874	128,874
Ending balance, December 31, 2018	$17,801	$ 782,260	$ 205,125	$ 1,005,186

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	128,874
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Accounts Receivable		(8,703)
Due from Clearing Firm		4,536
Bonds		156,031
Other Assets		(472)
Increase (decrease) in liabilities		
Accounts Payable		(6,542)
Payroll Taxes		387
Accrued Commissions and Salaries		(16,737)
Due to Clearing Firm		(1,144)
Other Accrued Expenses		(6,767)
Total adjustments	$	120,588
Net cash provided by operating activities	$	249,462
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends		(120,000)
Net cash used in financing activities	$	(120,000)
Net Increase in cash	$	129,462
Cash at beginning of year		87,256
Cash at end of year	$	216,718
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	399,960
State Income taxes	$	800

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Subordinated Borrowings
For the Year Ended December 31, 2018

Subordinated borrowings at January 1, 2018	8,000,000
Increases:	
Issuance of subordinated notes with rollover provision	-
Decreases:	-
Subordinated borrowings, December 31, 2018	8,000,000

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION AND NATURE OF BUSINESS

Great Pacific Securities (the "Company") was incorporated in the State of California under Subchapter S and is certified as a Minority Business Enterprise ("MBE"). The Company is registered with the Securities and Exchange Commission ("SEC") as of April 8, 1993, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). All shares of the Company are owned by David Swoish, The Swoish Family Trust, and Christopher Vinck. The Company has adopted a calendar year.

The Company conducts business as an introducing and intermediary broker-dealer. The Company trades exempt government securities on a principal basis and accepts equity securities on an agency basis. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides all customer transactions are cleared through another broker dealer on a fully disclosed basis. Transactions are cleared through Broadcort Capital Corporation, a division of Merrill Lynch/Bank of America.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. The Company considers as cash all short term investments with an original maturity of three months or less to be cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Revenue Recognition

The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale. Equity trades are conducted on an agency basis and commission revenues are recorded by the Company on the trade date reported by the clearing broker. The

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. Management estimates that 20% of the revenues were generated in the state of California.

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed on transactions, by a government authority, and collected from a customer, are excluded from revenue.

The reportable segments of revenue generated by the Company are described below.

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Net Gains or Losses on Principal Trades: Included are realized and unrealized gains and losses from proprietary trading and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company's inventory.

Revenue from Underwriting and Selling Group participation: Included is revenue from bond underwritings and selling group participation in any capacity.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness which is $46,359. In this case the minimum net capital is $100,000. On December 31, 2018, the Company's net capital of $8,916,961 exceeded the minimum net capital requirement of $100,000 by $8,816,961, and the Company's ratio of aggregate indebtedness of $463,593 to net capital was 0.05:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Contributions to the plan are made exclusively by the Company. For the year ended December 31, 2018, the Company's pension expense was $318,022.

Note 5: SUBORDINATED BORROWINGS

At December 31, 2018, the Company had two subordinated notes of $4,000,000 each, bearing interest of 5% per annum with a maturity date of September 30, 2020. On September 29, 2017 the Company was approved by FINRA to increase their subordinated borrowings from $ 4,100,000 to $ 8,000,000. The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated borrowings are secured by its members' securities collateral account.

Note 6: INCOME TAXES

The Company and its stockholders have elected S Corporation status under the federal and state tax laws. As a result, the Company is not liable for corporate income taxes and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

For the year ended December 31, 2018, the components of the income tax expense are as follows:

State income tax expense	$ 800

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

Note 7: FAIR VALUE MEASUREMENT (Continued)

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Bonds	$ 1,033,969	$ 0	$ 0	$1,033,969
Investments at Fair Value	$ 1,033,969	$ 0	$ 0	$ 1,033,969

Bonds are valued at the closing price reported in the active market in which the bonds are traded.

Note 8: LEASE OBLIGATIONS

The Company leases its facilities in Costa Mesa, CA with a related party Great Pac LLC under a 10-year operating lease that expires on August 31, 2024. The monthly lease payment is $7,500. Future lease payments are as follows:

Year	Total Lease Amount
2019	90,000
2020	90,000
2021	90,000
2022	90,000
2023	90,000
2024	60,000

In March 2018 the Company entered into a 6 months lease agreement in New York, NY at a rate of approximately $1,500 a month. The lease was renewed on October 1, 2018 for 6 months at the same rate. Future minimum lease commitment for year ending December 31, 2019 is $4,500.

Total rental expense for the year ended December 31, 2018 was $108,451 for the above leases.

Note 9: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from December 31, 2018 through February 14, 2019, which is the date the financial statements were available to be issued. Based upon this review the Company has determined that there were no events which took place that would have a material impact on its financial statements, which would require disclosure.

GREAT PACIFIC SECURITIES

Schedule I
Statement of Net Capital
December 31, 2018

	Focus 12/31/18	Audit 12/31/18	Change
Stockholders' Equity, December 31, 2018	$ 1,005,186	$ 1,005,186	-
Add: Non allowable liabilities			
Subordinated Borrowings	8,000,000	8,000,000	-
Less: Non allowable assets			
Accounts Receivable	(45,932)	(45,932)	-
Other Assets	(17,034)	(17,034)	-
Tentative net capital	$ 8,942,220	$ 8,942,220	-
Haircuts:	25,259	25,259	-
NET CAPITAL	$ 8,916,961	$ 8,916,961	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 8,816,961	$ 8,816,961	-
Aggregate indebtedness	$ 463,593	$ 463,593	-
Ratio of aggregate indebtedness to net capital	0.05:1	0.05:1	-

There were no noted differences between the audit and focus filed at December 31, 2018.

GREAT PACIFIC SECURITIES

December 31, 2018

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Great Pacific Securities
Costa Mesa, California

I have reviewed management's statements, included in the accompanying Great Pacific Securities Exemption Report in which (1) Great Pacific Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great Pacific Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Great Pacific Securities stated that Great Pacific Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Great Pacific Securities' management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Great Pacific Securities' compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2019

GREAT PACIFIC
SECURITIES

Great Pacific Securities

Assertions Regarding Exemption Provisions

We, as directors of management of Great Pacific Securities ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

Great Pacific Securities

By: (Name and Title) CEO

2-14-19

(Date)

151 Kalmus Drive, Suite H-8 • Costa Mesa, California 92626 • (714) 619-3000 • Fax (714) 619-3019
Email: info@greatpac.com • Member FINRA/SIPC/MSRB

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Great Pacific Securities
Costa Mesa, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Great Pacific Securities and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Great Pacific Securities (the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Great Pacific Securities' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/18

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GREAT PACIFIC SECURITIES
151 KALMUS DRIVE STE H8
COSTA MESA, CA 92626

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVID SWOISH 714-619-3000

2. A. General Assessment (item 2e from page 2) $ 9,049

B. Less payment made with SIPC-6 filed (exclude interest) (4,272)
8/16/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,777

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 4,777

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GREAT PACIFIC SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6th day of FEBRUARY, 20 19.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 18
and ending Dec 18

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,667,910

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 382,389

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 1,137,637

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest & consulting 114,920

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) ______

Total deductions 1,634,946

2d. SIPC Net Operating Revenues $ 6,032,964

2e. General Assessment @ .0015 $ 9,049

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